[redacted]

09058164

SEC ... MMISSION
Washington, D.C. 20549

cm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 66184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Edgewater Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9841 Airport Blvd. Suite 650
(No. and Street)

Los Angeles	California	90045
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ellington (310) 568-9380
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ellington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgewater Capital, LLC, as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) to before me this 21st day of January, 2008 by Michael Ellington proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature

Title

VICENTE MANUEL ALVAREZ
Commission # 1805388
Notary Public - California
Los Angeles County
My Comm. Expires Jul 2, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report

Board of Directors
Edgewater Capital, LLC:

We have audited the accompanying statement of financial condition of Edgewater Capital, LLC (the Company), as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgewater Capital, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009

Edgewater Capital, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 10,213
Accounts receivable	170,321
Deposits	347
Total assets	$ 180,881

Liabilities & Member's Equity

Liabilities

Accounts payable and accrued expenses	$ 45,900
Total liabilities	45,900
Member's equity	134,981
Total liabilities and member's equity	$ 180,881

The accompanying notes are an integral part of these financial statements.

Edgewater Capital, LLC
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Investment banking & advisory fees	$ 600,000
Other income	3,823
Total revenues	603,823
Expenses	
Subcontractor fees	517,582
Employee compensation	23,000
Professional fees	15,666
Occupancy	12,770
Communications	8,019
Other operating expenses	17,213
Total expenses	594,250
Net income (loss) before income tax provision	9,573
Income tax provision	9,300
Net income (loss)	$ 273

The accompanying notes are an integral part of these financial statements.

Edgewater Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

	Member's Equity
Balance at December 31, 2007	$ 144,708
Member's contributions	50,000
Member's distributions	(60,000)
Net income (loss)	273
Balance at December 31, 2008	$ 134,981

The accompanying notes are an integral part of these financial statements.

Edgewater Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ 273
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
(Increase) decrease:		
Accounts receivable	$ 705	
Deposits	419	
(Decrease) increase:		
Accounts payable and accured expenses	(3,974)	
Income taxes payable	2,500	
Total adjustments		(350)
Net cash provided by (used in) operating activities		(77)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Member's contributions	50,000	
Member's distributions	(60,000)	
Net cash provided by (used in) financing activities		(10,000)
Net increase (decrease) in cash		(10,077)
Cash at beginning of year		20,290
Cash at end of year		$ 10,213

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Income taxes paid	$ 6,800
Interest paid	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Company was organized on August 18, 2003, as a California single member limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company provides investment banking services and financial advisory services to a wide variety of clients, with emphasis on technology and entertainment technology. In the year ended December 31, 2008, 70% of its revenue was generated from one investment banking transaction.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable is stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or completion of the assignment. Advisory fees are recognized when non-refundable retainers are invoiced in accordance with written terms of its engagement agreements.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no federal tax provision has been provided. However the Company is subject to a minimum franchise tax and a gross receipts tax in California for limited liability companies.

Note 2: ACCOUNTS RECEIVABLE / PAYABLE

At December 31, 2008, the accounts receivable reflect a successfully completed investment banking transaction from 2007. The balance of $170,276, represents the portion retained by the client, under prior agreement, and is due upon the second anniversary of the original closing of the transaction. The amount receivable is non-interest bearing.

In conjunction with the aforementioned receivable, the Company is carrying a liability in accounts payable for $42,569, representing related fees due to the employee instrumental in completing the successful transaction. That amount is payable at the same time that the receivable is collected.

Note 3: INCOME TAX PROVISION

The Company is a California registered single member limited liability company. The Federal taxation is similar to a partnership, whereby the taxes are paid at the member level. All tax effects of a single member limited liability company's income or loss are passed through to the sole member.

The Company is subject to a limited liability company gross receipts fee, with a minimum provision of $800. At December 31, 2008, the Company recorded the minimum limited liability company income tax of $800, and gross receipts fees of $8,500, including $6,000 related to 2007 gross receipts.

Note 4: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Shoreline Capital LLC ("Shoreline"), its single member, whereby the Company pays Shoreline for use of its facilities, administrative and personnel costs relating to the Company. In addition, the Company reimburses Shoreline for their share of varying or non recurring costs paid by Shoreline. These include computer maintenance, equipment rental, postage, outside services, telephone, and utilities. During the year, the Company paid Shoreline $54,280, of recurring expenses in accordance with the terms of the agreement broken down as follows:

Occupancy	$ 12,770
Other administrative expenses	18,510
Personnel	23,000
Total occupancy and personnel expense	$ 54,280

The Company did not owe Shoreline for any unpaid expenses at December 31, 2008.

The Company owes $42,569 to an employee for commissions earned relative to fee income produced that is included in accounts payable on the accompanying statement of financial condition. (See Note 2)

Note 5: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended December 31, 2008, cash balances held in that financial institution may have been in excess of the FDIC's insured limit. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with a financial institution that is financially stable.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ended December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $6,882 which was $1,882 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($45,900) to net capital was 6.67 to 1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $2,500 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 9,382
Adjustments:		
Member's equity	$ (2,500)	
Total adjustments		(2,500)
Net capital per audited statements		$ 6,882

Edgewater Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital

Member's equity		$ 134,981
Less: Non–allowable assets		
Accounts receivable, net of payable	$ (127,752)	
Deposits	(347)	
Total adjustments		(128,099)
Net capital		6,882

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,060	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 1,882
Ratio of aggregate indebtedness to net capital	6.67:1	

There was a $2,500 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008. See Note 8.

Edgewater Capital, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirements is not applicable to Edgewater Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Edgewater Capital, LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Edgewater Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Edgewater Capital, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

Board of Directors
Edgewater Capital, LLC:

In planning and performing our audit of the financial statements of Edgewater Capital, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures re ferred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009

Edgewater Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008